Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163430
PROSPECTUS SUPPLEMENT NO. 5
Dated May 6, 2010
(to Prospectus dated December 23, 2009)
6,255,313 Shares
Alon USA Energy, Inc.
Common Stock

     This Prospectus Supplement No. 5 relates to the offer and resale from time to time of up to 6,255,313 shares of our common stock by the selling stockholder and supplements our Prospectus dated December 23, 2009 (as previously supplemented by the prospectus supplements dated January 5, 2010, January 27, 2010, March 2, 2010 and March 16, 2010, the “Prospectus”). You should read this Prospectus Supplement No. 5 together with the Prospectus.
     Attached hereto and incorporated by reference herein (excluding the information furnished under item 2.02) is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 6, 2010.
     The information contained herein, including the information attached hereto (excluding the information furnished under item 2.02), supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.
     Investing in our common stock involves certain risks. See the “Risk Factors” section beginning on page 1 of the Prospectus and contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is May 6, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): May 4, 2010
ALON USA ENERGY, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32567	74-2966572
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (972) 367-3600

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
     On May 6, 2010, Alon USA Energy, Inc. (the “Company”) issued a press release reporting our financial results for the quarter ended March 31, 2010. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan
     At the Annual Meeting of the Stockholders of the Company held on May 4, 2010, stockholders approved the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan (the “Plan”). A description of the terms and conditions of the Plan and the amounts payable under the Plan was included in the Company’s Proxy Statement filed with the Securities and Exchange Commission on April 6, 2010. The full text of the Plan is attached as Exhibit 10.1 hereto and incorporated by reference.
Director Grants
     On May 4, 2010, the Company granted 3,472 restricted shares of the Company’s common stock to each of Avraham Shochat, Ron W. Haddock and Dr. Zalman Segal, each an independent director of the Company, pursuant to Section 12 of the Company’s Amended and Restated 2005 Incentive Compensation Plan. The shares vest in equal installments on the first, second and third anniversaries of the date of grant. These awards are evidenced by agreements in the form adopted by the Company for the purpose of evidencing grants of this type, which form was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 5, 2005, and is incorporated by reference into this Item 5.02.
Item 5.07. Submission of Matters to a Vote of Security Holders.
     The Annual Meeting of Stockholders of the Company was held on May 4, 2010 at 9:00 a.m., Dallas, Texas time, at The Frontiers of Flight Museum, 6911 Lemmon Avenue, Dallas, Texas 75209. A total of 49,303,187 shares of the Company’s common stock were present or represented by proxy at the meeting, representing more than 91% of the Company’s shares outstanding as of the March 15, 2010 record date. The matters submitted for a vote and the related results were as follows:
Proposal 1: To elect ten directors to serve until the 2011 annual meeting or until their respective successors are elected and have been qualified. The results of the votes cast were as follows:

2

			Broker Non-
Director Nominee	Votes For	Votes Withheld	Votes
David Wiessman	43,772,117	1,785,276	3,745,794
Itzhak Bader	44,042,389	1,515,004	3,745,794
Boaz Biran	44,042,189	1,515,204	3,745,794
Shlomo Even	44,042,589	1,514,804	3,745,794
Avinadav Grinshpon	43,637,732	1,919,661	3,745,794
Ron W. Haddock	45,463,761	93,632	3,745,794
Jeff D. Morris	43,769,479	1,787,914	3,745,794
Yeshayahu Pery	44,039,837	1,517,556	3,745,794
Zalman Segal	45,457,909	99,484	3,745,794
Avraham Shochat	45,460,302	97,091	3,745,794
Proposal 2: To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2010. The results of the votes cast were as follows:

Votes For	Votes Against	Votes Abstained
49,113,574	113,199	76,414
Proposal 3: To approve the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan. The results of the votes cast were as follows:

			Broker Non
Votes For	Votes Against	Votes Abstained	Votes
44,366,068	1,147,407	43,918	3,745,794
     Pursuant to the foregoing votes, the ten directors nominees listed above were elected to serve on the Company’s Board of Directors and Proposals 2 and 3 were approved.
Item 9.01. Financial Statements and Exhibits.
     (c) Exhibits.

Exhibit
Number	Description

10.1	Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan.

99.1	Press Release dated May 6, 2010.

3

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALON USA ENERGY, INC.
/s/ Harlin R. Dean
Harlin R. Dean
Senior Vice President-Legal, General Counsel and Secretary

Date: May 6, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description

10.1	Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan.

99.1	Press Release dated May 6, 2010.

Exhibit 10.1
ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN

ALON USA ENERGY, INC.
AMENDED AND RESTATED
2005 INCENTIVE COMPENSATION PLAN
     Alon USA Energy, Inc., a Delaware corporation (the “Company”), establishes the Alon USA Energy, Inc. Amended and Restated 2005 Incentive Compensation Plan (the “Plan”).
1.	Purpose. The Plan amends and restates the Alon USA Energy, Inc. 2005 Incentive Compensation Plan (the “Prior Plan”). The purpose of the Plan is to recruit and retain highly qualified directors, executive officers and selected employees, and to provide them incentives to put forth maximum efforts for the success of the Company’s business, in order to serve the best interests of the Company and its stockholders.

2.	Term. The Prior Plan was approved by the Board and the Company’s stockholders on July 6, 2005. The Prior Plan was re-approved by the Company’s stockholders on May 9, 2006 at the Company’s 2006 annual meeting of the stockholders. The amendments affected by this Plan were approved by the Board on March 2, 2010 and will become effective, subject to approval by the stockholders of the Company, on the date of such stockholder approval. The Plan will expire on the tenth anniversary of the date on which it is approved by the stockholders of the Company. No further Awards will be made under the Plan on or after such tenth anniversary. Awards that are outstanding on the date the Plan terminates will remain in effect according to their terms and the provisions of the Plan.

3.	Definitions. The following terms, when used in the Plan with initial capital letters, will have the following meanings:
(a)	Appreciation Right means a right granted pursuant to Section 7.

(b)	Award means the award of a Senior Executive Plan Bonus; the grant of Appreciation Rights, Stock Options, Performance Shares, Performance Units or Restricted Stock Units; or the grant or sale of Restricted Shares.

(c)	Board means the Board of Directors of the Company.

(d)	Code means the Internal Revenue Code of 1986, as in effect from time to time.

(e)	Committee means:
(i)	with respect to any matter arising under the Plan that relates to a Participant who is subject to Section 16 of the Exchange Act, the Incentive Compensation Plan Committee appointed by the Board, which committee at all times will consist of two or more members of the Board, all of whom are intended (A) to meet all applicable independence requirements of the New York Stock Exchange or the principal national securities exchange or principal market on or in which the Common Stock is traded and (B) to qualify as “non-employee directors” as defined in Rule 16b-3 and as “outside directors” as defined in regulations adopted under Section 162(m) of the Code, as such terms may be amended from time to time, provided, however, that the failure of a member of the Committee to so qualify will not invalidate any Award granted to such Participant under the Plan;
(ii)	with respect to any matter arising under the Plan that relates to any other Participant, the Compensation Committee of the Board; and

(iii)	to the extent the administration of the Plan has been assumed by the Board pursuant to Section 17, the Board.
(f)	Common Stock means the common stock, par value $.01 per share, of the Company or any security into which such Common Stock may be changed by reason of any transaction or event of the type described in Section 14.

(g)	Date of Grant means the date specified by the Committee on which an Award will become effective.

(h)	Deferral Period means the period of time during which Restricted Stock Units are subject to deferral limitations under Section 9.

(i)	Eligible Director means a member of the Board who is not (i) an employee of the Company or any Subsidiary or (ii) an officer, director or employee of (A) Alon Israel Oil Company or any of its affiliates other than the Company or any Subsidiary; (B) Africa Israel Investments Ltd. or any of its affiliates; (C) Bielsol Investments (1987) Ltd. or any of its affiliates; or (D) Kibbutz Movement or any of its affiliates.

(j)	Evidence of Award means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Evidence of Award may be in any electronic medium, may be limited to a notation on the books and records of the Company and need not be signed by a representative of the Company or a Participant.

(k)	Exchange Act means the Securities Exchange Act of 1934, as amended.

(l)	Grant Price means the price per share of Common Stock at which an Appreciation Right is granted.

(m)	Management Objectives means the measurable performance objectives, if any, established by the Committee for a Performance Period that are to be achieved with respect to an Award. Management Objectives may be described in terms of company-wide objectives (i.e., the performance of the Company and all of its Subsidiaries) or in terms of objectives that are related to the performance of the individual Participant or of the division, Subsidiary, department, region or function within the Company or a Subsidiary in which the Participant receiving the Award is employed or on which the Participant’s efforts have the most influence. The achievement of the Management Objectives established by the Committee for any Performance Period will be determined without regard to any change in accounting standards by the Financial Accounting Standards Board or any successor entity.
     The Management Objectives applicable to any Award to a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision) will be limited to specified levels of, growth in, or performance relative to peer company performance in, one or more of the following performance measures (excluding the effect of extraordinary or nonrecurring items unless the Committee specifically includes any such extraordinary or nonrecurring item at the time such Award is granted):
(i)	profitability measures;

(ii)	revenue, sales and same store sales measures;

(iii)	business unit performance;

(iv)	leverage measures;

(v)	stockholder return;

(vi)	expense management;

(vii)	asset and liability measures;

(viii)	individual performance;

(ix)	supply chain efficiency;

(x)	customer satisfaction;

(xi)	productivity measures;

(xii)	cash flow measures;

(xiii)	return measures; and

(xiv)	product development and/or performance
     If the Committee determines that, as a result of a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or any other events or circumstances, the Management Objectives are no longer suitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, with respect to a Performance Period as the Committee deems appropriate and equitable.
(n)	Market Value per Share means, at any date, the closing sale price of the Common Stock on that date (or, if there are no sales on that date, the last preceding date on which there was a sale) on the principal national securities exchange or in the principal market on or in which the Common Stock is traded.

(o)	Option Price means the purchase price per share payable on exercise of a Stock Option.

(p)	Participant means a person who is selected by the Committee to receive an Award under the Plan and who at that time is an executive officer or other key employee of the Company or any Subsidiary, or who at that time is an Eligible Director, provided that an Eligible Director shall be a Participant only for purposes of Awards of Restricted Shares.

(q)	Performance Share means a bookkeeping entry that records the equivalent of one share of Common Stock awarded pursuant to Section 10.

(r)	Performance Period means, with respect to an Award, a period of time within which the Management Objectives relating to such Award are to be measured. The Performance Period for a Senior Executive Plan Bonus will be the fiscal year of the Company, and, unless otherwise expressly provided in the Plan, the Performance Period for all other Awards will be established by the Committee at the time of the Award.

(s)	Performance Unit means a unit equivalent to $1.00 (or such other value as the Committee determines) granted pursuant to Section 10.

(t)	Restricted Shares means shares of Common Stock granted or sold pursuant to Section 8 as to which neither the ownership restrictions nor the restrictions on transfer have expired.

(u)	Restricted Stock Units means an Award pursuant to Section 9 of the right to receive shares of Common Stock at the end of a specified Deferral Period.

(v)	Rule 16b-3 means Rule 16b-3 under Section 16 of the Exchange Act as amended (or any successor rule to the same effect), as in effect from time to time.

(w)	Senior Executive Plan Bonus means an Award of annual incentive compensation made pursuant to and subject to the conditions set forth in Section 11.

(x)	Senior Officer means for purposes of Section 5(b), the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, or any Senior Vice President of the Company.

(y)	Spread means the excess of the Market Value per Share on the date an Appreciation Right is exercised over (i) the Option Price provided for in the Stock Option granted in tandem with the Appreciation Right or (ii) if there is no tandem Stock Option, the Grant Price provided for in the Appreciation Right, in either case multiplied by the number of shares of Common Stock in respect of which the Appreciation Right is exercised.

(z)	Stock Option means the right to purchase shares of Common Stock upon exercise of an option granted pursuant to Section 6.

(aa)	Subsidiary means (i) any corporation of which at least 50% of the combined voting power of the then outstanding shares of Voting Stock is owned directly or indirectly by the Company, (ii) any partnership of which at least 50% of the profits interest or capital interest is owned directly or indirectly by the Company and (iii) any other entity of which at least 50% of the total equity interest is owned directly or indirectly by the Company.

(bb)	Voting Stock means the securities entitled to vote generally in the election of directors or persons who serve similar functions.
4.	Shares Available Under Plan. The aggregate number of shares of Common Stock that may be (i) subject to an Award of Appreciation Rights or Stock Options or (ii) issued or transferred as Restricted Shares and released from all restrictions or in payment of Performance Shares, Performance Units, Restricted Stock Units or Senior Executive Plan Bonuses will not exceed in the aggregate 5,200,000 shares consisting of (A) 2,200,000 shares originally authorized under the Prior Plan, and (B) an additional 3,000,000 shares. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. The number of shares of Common Stock available under this Section 4 will be subject to adjustment as provided in Section 14 and will be further adjusted to include shares that relate to Awards that expire or are forfeited. The number of shares of Common Stock available under this Section 4 will not be adjusted to include (i) any shares withheld by, or tendered to, the Company in payment of the Option Price with respect to a Stock Option or in satisfaction of the taxes required to be withheld in connection with any Award granted under the Plan or (ii) any shares subject to an Appreciation Right that are not transferred to a Participant upon exercise of the Appreciation Right.
5.	Limitations on Awards. Awards under the Plan will be subject to the following limitations:
(a)	No more than 5,200,000 shares of Common Stock, subject to adjustment as provided in Section 4, may be subject to an Award of Stock Options that are intended to qualify as incentive stock options under Section 422 of the Code.

(b)	The maximum number of shares of Common Stock that:
(i)	may be subject to Stock Options or Appreciation Rights granted to a Participant during any calendar year will not exceed 100,000 shares plus an additional 100,000 shares with respect to Stock Options or Appreciation Rights granted a Participant who has not previously been employed by the Company or any Subsidiary and
(ii)	may be granted to a Participant during any calendar year as Performance Shares, Restricted Shares or Restricted Stock Units may not exceed 50,000 shares plus an additional 50,000 shares with respect to Performance Shares, Restricted Shares or Restricted Stock Units granted a Participant who has not previously been employed by the Company or any Subsidiary; provided however, that, upon prior approval of the Board, a Senior Officers of the Company may, in addition to any other grants to such individual pursuant to the Plan, receive a one-time grant of up to 500,000 shares with respect to Performance Shares, Restricted Shares or Restricted Stock Units.
     The limitations set forth in this Section 5(b) will apply without regard to whether the applicable Award is settled in cash or in shares of Common Stock.
(c)	The maximum aggregate cash value of payments to any Participant for any Performance Period pursuant to an award of Performance Units will not exceed $1 million.

(d)	The payment of a Senior Executive Plan Bonus to any Participant will not exceed $1 million.
6.	Stock Options. The Committee may from time to time authorize grants of options to any Participant to purchase shares of Common Stock upon such terms and conditions as it may determine in accordance with this Section 6. Each Participant who is a key employee of the Company or any Subsidiary will be eligible to receive a grant of Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code. Each grant of Stock Options may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:
(a)	Each grant will specify the number of shares of Common Stock to which it relates.

(b)	Each grant will specify the Option Price, which will not be less than 100% of the Market Value per Share on the Date of Grant.

(c)	Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company, (ii) by the actual or constructive transfer to the Company of shares of Common Stock owned by the Participant for at least six months (or, with the consent of the Committee, for less than six months) having an aggregate Market Value per Share at the date of exercise equal to the aggregate Option Price, (iii) with the consent of the Committee, by authorizing the Company to withhold a number of shares of Common Stock otherwise issuable to the Participant having an aggregate Market Value per Share on the date of exercise equal to the aggregate Option Price or (iv) by a combination of such methods of payment; provided, however, that the payment methods described in clauses (ii) and (iii) will not be available at any time that the Company is prohibited from purchasing or acquiring such shares of Common Stock.
(d)	To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker of some or all of the shares to which such exercise relates.

(e)	Successive grants may be made to the same Participant whether or not any Stock Options or other Awards previously granted to such Participant remain unexercised or outstanding.

(f)	Each grant will specify the required period or periods of continuous service by the Participant with the Company or any Subsidiary that are necessary before the Stock Options or installments thereof will become exercisable.

(g)	Any grant may specify the Management Objectives that must be achieved as a condition to the exercise of the Stock Options.

(h)	Any grant may provide for the earlier exercise of the Stock Options in the event of a change in control or other similar transaction or event.

(i)	Stock Options may be (i) options which are intended to qualify under particular provisions of the Code, (ii) options which are not intended to so qualify or (iii) combinations of the foregoing.

(j)	On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

(k)	The Committee will have the right to substitute Appreciation Rights for outstanding Options granted to one or more Participants, provided the terms and the economic benefit of the substituted Appreciation Rights are at least equivalent to the terms and economic benefit of such Options, as determined by the Committee in its discretion.

(l)	Any grant may provide for the effect on the Stock Options or any shares of Common Stock issued, or other payment made, with respect to the Stock Options of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(m)	Each grant will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant’s termination of employment or other termination of service by reason of retirement, death, disability or otherwise.
7.	Appreciation Rights. The Committee may also from time to time authorize grants to any Participant of Appreciation Rights upon such terms and conditions as it may determine in accordance with this Section 7. Appreciation Rights may be granted in tandem with Stock Options or separate and apart from a grant of Stock Options. An Appreciation Right will be a right of the Participant to receive from the Company upon exercise an amount which will be determined by the Committee at the Date of Grant and will be expressed as a percentage of the Spread (not exceeding 100%) at the time of exercise. An Appreciation Right granted in tandem with a Stock Option may be exercised only by surrender of the related Stock Option. Each grant of an Appreciation Right may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:
(a)	Each grant will state whether it is made in tandem with Stock Options and, if not made in tandem with any Stock Options, will specify the number of shares of Common Stock in respect of which it is made.

(b)	Each grant made in tandem with Stock Options will specify the Option Price and each grant not made in tandem with Stock Options will specify the Grant Price, which in either case will not be less than 100% of the Market Value per Share on the Date of Grant.

(c)	Any grant may provide that the amount payable on exercise of an Appreciation Right may be paid (i) in cash, (ii) in shares of Common Stock having an aggregate Market Value per Share equal to the Spread (or the designated percentage of the Spread) or (iii) in a combination thereof, as determined by the Committee in its discretion.

(d)	Any grant may specify that the amount payable to the Participant on exercise of an Appreciation Right may not exceed a maximum amount specified by the Committee at the Date of Grant.

(e)	Successive grants may be made to the same Participant whether or not any Appreciation Rights or other Awards previously granted to such Participant remain unexercised or outstanding.

(f)	Each grant will specify the required period or periods of continuous service by the Participant with the Company or any Subsidiary that are necessary before the Appreciation Rights or installments thereof will become exercisable, and will provide that no Appreciation Rights may be exercised except at a time when the Spread is positive and, with respect to any grant made in tandem with Stock Options, when the related Stock Options are also exercisable.

(g)	Any grant may specify the Management Objectives that must be achieved as a condition to the exercise of the Appreciation Rights.

(h)	Any grant may provide for the earlier exercise of the Appreciation Rights in the event of a change in control or other similar transaction or event.

(i)	On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

(j)	Any grant may provide for the effect on the Appreciation Rights or any shares of Common Stock issued, or other payment made, with respect to the Appreciation Rights of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(k)	Each grant will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant’s termination of employment or other termination of service by reason of retirement, death, disability or otherwise.
8.	Restricted Shares. The Committee may also from time to time authorize grants or sales to any Participant of Restricted Shares upon such terms and conditions as it may determine in accordance with this Section 8. Each grant or sale will constitute an immediate transfer of the ownership of shares of Common Stock to the Participant in consideration of the performance of services, entitling such Participant to voting and other ownership rights, but subject to the restrictions set forth in this Section 8. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:
(a)	Each grant or sale may be made without additional consideration or in consideration of a payment by the Participant that is less than the Market Value per Share at the Date of Grant, except as may otherwise be required by the Delaware General Corporation Law.

(b)	Each grant or sale may limit the Participant’s dividend rights during the period in which the shares of Restricted Shares are subject to any such restrictions.

(c)	Each grant or sale will provide that the Restricted Shares will be subject, for a period to be determined by the Committee at the Date of Grant, to one or more restrictions, including without limitation a restriction that constitutes a “substantial risk of forfeiture” within the meaning of Section 83 of the Code and the regulations of the Internal Revenue Service under such section.

(d)	Any grant or sale may specify the Management Objectives that, if achieved, will result in the termination or early termination of the restrictions applicable to the shares.

(e)	Any grant or sale may provide for the early termination of any such restrictions in the event of a change in control or other similar transaction or event.

(f)	Each grant or sale will provide that during the period for which such restriction or restrictions are to continue, the transferability of the Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include without limitation rights of repurchase or first refusal in favor of the Company or provisions subjecting the Restricted Shares to continuing restrictions in the hands of any transferee).

(g)	Any grant or sale may provide for the effect on the Restricted Shares or any shares of Common Stock issued free of restrictions, or other payment made, with respect to the Restricted Shares of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(h)	Each grant or sale will be evidenced by an Evidence of Award, which may contain such terms and provisions, consistent with the Plan, as the Committee may approve, including without limitation provisions relating to the Participant’s termination of employment or other termination of service by reason of retirement, death, disability or otherwise.
9.	Restricted Stock Units. The Committee may also from time to time authorize grants or sales to any Participant of Restricted Stock Units upon such terms and conditions as it may determine in accordance with this Section 9. Each grant or sale will constitute the agreement by the Company to issue or transfer shares of Common Stock to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:
(a)	Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value per Share on the Date of Grant, except as may otherwise be required by the Delaware General Corporation Law.

(b)	Each grant or sale will provide that the Restricted Stock Units will be subject to a Deferral Period, which will be fixed by the Committee on the Date of Grant, and any grant or sale may provide for the earlier termination of such period in the event of a change in control or other similar transaction or event.

(c)	During the Deferral Period, the Participant will not have any right to transfer any rights under the Restricted Stock Units, will not have any rights of ownership in the Restricted Stock Units and will not have any right to vote the

Restricted Stock Units, but the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on such shares in cash or Common Stock on a current, deferred or contingent basis.
(d)	Any grant or sale may provide for the effect on the Restricted Stock Units or any shares of Common Stock issued free of restrictions, or other payment made, with respect to the Restricted Stock Units of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(e)	Each grant or sale will be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the Participant’s termination of employment or other termination of service by reason of retirement, death, disability or otherwise.
10.	Performance Shares and Performance Units. The Committee may also from time to time authorize grants to any Participant of Performance Shares and Performance Units, which will become payable upon achievement of specified Management Objectives, upon such terms and conditions as it may determine in accordance with this Section 10. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:
(a)	Each grant will specify the number of Performance Shares or Performance Units to which it relates.

(b)	The Performance Period with respect to each Performance Share and Performance Unit will be determined by the Committee at the time of grant.

(c)	Each grant will specify the Management Objectives that, if achieved, will result in the payment of the Performance Shares or Performance Units.

(d)	Each grant will specify the time and manner of payment of Performance Shares or Performance Units which have become payable, which payment may be made in (i) cash, (ii) shares of Common Stock having an aggregate Market Value per Share equal to the aggregate value of the Performance Shares or Performance Units which have become payable or (iii) any combination thereof, as determined by the Committee in its discretion at the time of payment.

(e)	Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee on the Date of Grant. Any grant of Performance Units may specify that the amount payable, or the number of shares of Common Stock issued, with respect to the Performance Units may not exceed maximums specified by the Committee on the Date of Grant.

(f)	On or after the Date of Grant, the Committee may provide for the payment to the Participant of dividend equivalents on Performance Shares in cash or Common Stock on a current, deferred or contingent basis.

(g)	Any grant may provide for the effect on the Performance Shares or Performance Units or any shares of Common Stock issued, or other payment made, with respect to the Performance Shares or Performance Units of any conduct of the Participant determined by the Committee to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary.

(h)	Each grant will be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the payment of the Performance Shares or Performance Units in the event of a change in control or other similar transaction or event and provisions relating to the Participant’s termination of employment or other termination of service by reason of retirement, death, disability or otherwise.
11.	Senior Executive Plan Bonuses. The Committee may from time to time authorize the payment of annual incentive compensation to a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision), which incentive compensation will become payable upon achievement of specified Management Objectives. Subject to Section 5(d), Senior Executive Plan Bonuses will be payable upon such terms and conditions as the Committee may determine in accordance with the following provisions:
(a)	No later than 90 days after the first day of the Company’s fiscal year, the Committee will specify the Management Objectives that, if achieved, will result in the payment of a Senior Executive Plan Bonus for such year.

(b)	Following the close of the Company’s fiscal year, the Committee will certify in writing whether the specified Management Objectives have been achieved. Approved minutes of a meeting of the Committee at which such certification is made will be treated as written certification for this purpose. The Committee will also specify the time and manner of payment of a Senior Executive Plan Bonus which becomes payable, which payment may be made in (i) cash, (ii) shares of Common Stock having an aggregate Market Value per Share equal to the aggregate value of the Senior Executive Plan Bonus which has become payable or (iii) any combination thereof, as determined by the Committee in its discretion at the time of payment.

(c)	If a change in control occurs during a Performance Period, the Senior Executive Plan Bonus payable to each Participant for the Performance Period will be determined at the highest level of achievement of the Management Objectives, without regard to actual performance and without proration for less than a full

Performance Period. The Senior Executive Plan Bonus will be paid at such time following the change in control as the Committee determines in its discretion, but in no event later than 30 days after the date of an event which results in a change in control.
(d)	Each grant may be evidenced by an Evidence of Award, which will contain such terms and provisions as the Committee may determine consistent with the Plan, including without limitation provisions relating to the Participant’s termination of employment by reason of retirement, death, disability or otherwise.
12.	Awards to Eligible Directors.
(a)	Effective upon the consummation of the Company’s initial public offering, each Eligible Director will be granted Restricted Shares having an aggregate Market Value per Share equal to $25,000 on the Date of Grant.

(b)	Following the Company’s initial public offering, on the date of an Eligible Director’s first election to the Board, if such date is not also the date of an annual meeting of the stockholders of the Company, and immediately after each annual meeting of the stockholders of the Company, each Eligible Director will be granted Restricted Shares having an aggregate Market Value per Share equal to $25,000 on the Date of Grant.

(c)	Each grant of Restricted Shares to an Eligible Director will vest in three equal installments on the first, second and third anniversaries of the Date of Grant and may not be sold or otherwise transferred (other than by will or the laws of descent and distribution) prior to such vesting date. If, prior to a vesting date, an Eligible Director voluntarily resigns or is removed from the Board, the Eligible Director’s unvested Restricted Shares will be forfeited and cancelled. In the event of an Eligible Director’s retirement from the Board, death or disability prior to a vesting date, all unvested Restricted Shares will become fully vested.
13.	Transferability. No Award may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or, with the consent of the Committee, by gifts to family members of the Participant, including to trusts in which family members of the Participant own more than 50% of the beneficial interests, to foundations in which family members of the Participant or the Participant controls the management of assets and to other entities in which more than 50% of the voting interests are owned by family members of the Participant or the Participant. No Stock Option or Appreciation Right granted to a Participant will be exercisable during the Participant’s lifetime by any person other than the Participant or the Participant’s guardian or legal representative or any permitted transferee.
14.	Adjustments.
(a)	The Committee may make or provide for such adjustments in (i) the maximum number of shares of Common Stock specified in Sections 4 and 5,

(ii) the number of shares of Common Stock covered by outstanding Stock Options, Appreciation Rights, Performance Shares and Restricted Stock Units granted under the Plan, (iii) the Option Price or Grant Price applicable to any Stock Options and Appreciation Rights, and (iv) the kind of shares covered by any such Awards (including shares of another issuer), as the Committee in its discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (x) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (y) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (z) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of all Awards so replaced. Moreover, the Committee may on or after the Date of Grant provide in the Evidence of Award under the Plan that the holder of the Award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award.

(b)	The Committee may accelerate the payment of, or vesting with respect to, any Award under the Plan upon the occurrence of a transaction or event described in this Section 14; provided, however, that in the case of any Award that constitutes a deferral of compensation within the meaning of Section 409A of the Code, the Committee will not accelerate the payment of the Award unless it determines in good faith that such transaction or event satisfies the requirements of a change in control event under guidance issued by the Secretary of the Treasury under Section 409A.
15.	Fractional Shares. the Company will not be required to issue any fractional share of Common Stock pursuant to the Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.
16.	Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under the Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld. In addition, if permitted by the Committee, the Participant or such other person may elect to have any withholding obligation of the Company satisfied with shares of Common Stock that would otherwise be transferred to the Participant or such other person in payment of the Participant’s Award.

However, without the consent of the Committee, shares of Common Stock will not be withheld in excess of the minimum number of shares required to satisfy the Company’s withholding obligation.
17.	Administration of the Plan.
(a)	Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Plan will be administered by the Committee. A majority of the Committee will constitute a quorum, and the action of the members of the Committee present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the Committee.

(b)	The Committee has the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing an Award. The interpretation and construction by the Committee of any such provision and any determination by the Committee pursuant to any provision of the Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee will be liable for any such action or determination made in good faith.

(c)	It is the Company’s intention that any Award granted under the Plan that constitutes a deferral of compensation within the meaning of Section 409A of the Code and the guidance issued by the Secretary of the Treasury under Section 409A satisfy the requirements of Section 409A. In granting such an Award, the Committee will use its best efforts to exercise its authority under the Plan with respect to the terms of such Award in a manner that the Committee determines in good faith will cause the Award to comply with Section 409A and thereby avoid the imposition of penalty taxes and interest upon the Participant receiving the Award.

(d)	If the administration of the Plan is assumed by the Board pursuant to Section 17(a), the Board will have the same authority, power, duties, responsibilities and discretion given to the Committee under the terms of the Plan.
18.	Amendments and Other Matters.
(a)	The Plan may be amended from time to time by the Committee or the Board but may not be amended without further approval by the stockholders of the Company if such amendment would result in the Plan no longer satisfying any applicable requirements of the New York Stock Exchange (or the principal national securities exchange on which the Common Stock is traded), Rule 16b-3 or Section 162(m) of the Code.

(b)	Neither the Committee nor the Board will authorize the amendment of any outstanding Stock Option to reduce the Option Price without the further approval of the stockholders of the Company. Furthermore, no Stock Option will be cancelled and replaced with Stock Options having a lower Option Price without further approval of the stockholders of the Company. The provisions of this Section 18(b) are intended to prohibit the repricing of “underwater” Stock Options and will not be construed to prohibit the adjustments provided for in Section 14.
(c)	The Plan may be terminated at any time by action of the Board. The termination of the Plan will not adversely affect the terms of any outstanding Award.

(d)	The Plan does not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time.

(e)	If the Committee determines, with the advice of legal counsel, that any provision of the Plan would prevent the payment of any Award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code from so qualifying, such Plan provision will be invalid and cease to have any effect without affecting the validity or effectiveness of any other provision of the Plan.
19.	Governing Law. The Plan, all Awards and all actions taken under the Plan and the Awards will be governed in all respects in accordance with the laws of the State of Delaware, including without limitation, the Delaware statute of limitations, but without giving effect to the principles of conflicts of laws of such State.

Exhibit 99.1

NEWS RELEASE

	Contacts:	Claire A. Hart, Senior Vice President
Alon USA Energy, Inc.
972-367-3649

FOR IMMEDIATE RELEASE
Investors: Jack Lascar/Sheila Stuewe
DRG&E / 713-529-6600
Media: Blake Lewis
Lewis Public Relations
214-635-3020
Ruth Sheetrit
SMG Public Relations
011-972-547-555551
Alon USA Reports First Quarter Results
Declares Quarterly Cash Dividend
Company schedules conference call for May 7, 2010 at 10:00 A.M. Eastern
     DALLAS, TEXAS, May 6, 2010 — Alon USA Energy, Inc. (NYSE: ALJ) (“Alon”) today announced results for the first quarter of 2010. Net loss for the first quarter of 2010 was ($52.9) million, or ($0.98) per share, compared to net income of $17.4 million, or $0.37 per share, for the same period last year. Excluding special items, Alon recorded net loss of ($49.1) million, or ($0.91) per share, for the first quarter of 2010, compared to net income of $19.3 million, or $0.41 per share, for the same period last year.
     Jeff Morris, Alon’s CEO, commented, “In March 2010, Alon Refining Krotz Springs prepaid its revolving credit facility from a new $65 million bridge credit facility that is scheduled to terminate on June 15, 2010. In April 2010, Alon Refining Krotz Springs signed a multi-year agreement with a major financial institution that will allow us to retire the obligations under this bridge credit facility and support the operation of the Krotz Springs refinery at 75,000 barrels per day. The structure of this new agreement is also expected to result in lower borrowing costs. The Krotz Springs refinery has been shut down since November 2009 for turnaround and capital projects work and is expected to be back in full operation in the second half of May 2010. We appreciate the trust and confidence we received from these financial institutions in entering into these arrangements with us.
     “Also in March 2010, a U.S. bankruptcy court approved our purchase of the Bakersfield refinery from Big West of California, LLC, a subsidiary of Flying J, Inc. We are continuing our work to finalize this transaction. As I have noted before, we believe the Bakersfield refinery provides an alternative solution to convert our current vacuum gas oil production at our California refineries into gasoline and distillate products.”
     Special items for the first quarter of 2010 include an after-tax loss of ($3.9) million for the write-off of debt issuance costs associated with our prepayment of the Alon Refining Krotz Springs revolving credit facility. Special items for the first quarter of 2009 included accumulated dividends of $2.0 million on the preferred shares of Alon Refining Louisiana prior to their conversion to common stock of Alon at December 31, 2009.
     Refinery operating margin at the Big Spring refinery was $4.91 per barrel for the first quarter of 2010 compared to $13.63 per barrel for the same period in 2009. This decrease was primarily due to lower Gulf Coast 3/2/1 crack spreads. Refinery operating margin at the California refineries was ($0.42) per barrel for the first quarter of 2010 compared to $1.21 per barrel for the same period in 2009. This decrease primarily resulted from lower West Coast 3/2/1 crack spreads.
     The Big Spring refinery and California refineries combined throughput for the first quarter of 2010 averaged 61,047 barrels per day (“bpd”), consisting of 42,784 bpd at the Big Spring refinery and 18,263 bpd at the California refineries compared to a combined average of 93,178 bpd in the first quarter of 2009, consisting of 64,417 bpd at the Big Spring refinery and 28,761 bpd at the California refineries. The Big Spring refinery throughput was lower due to reformer regeneration work performed during the first quarter of 2010. The California refineries’ throughput was lower due to efforts to optimize asphalt production with demand. There was no throughput at the Krotz Springs refinery in the first quarter of 2010 due to turnaround and capital projects work. Throughput at the Krotz Springs refinery for the first quarter of 2009 was 53,712 bpd.
     Gulf Coast 3/2/1 average crack spreads were $7.09 per barrel for the first quarter of 2010 compared to $9.65 per barrel for the first quarter of 2009. Gulf Coast 2/1/1 high sulfur diesel average crack spreads were $6.25 per barrel for the first quarter of 2010 compared to $9.48 per barrel for the first quarter of 2009. West Coast 3/2/1 average crack spreads were $10.12 per barrel for the first quarter of 2010 compared to $17.92 per barrel for the first quarter of 2009.
     Asphalt margins for the first quarter of 2010 increased to an average of ($28.50) per ton compared to ($51.48) per ton for the first quarter of 2009. On a cash basis, asphalt margins in the first quarter of 2010 were $14.44 per ton compared to $108.61 per ton in the first quarter of 2009. Adjusted EBITDA for the asphalt segment in the first quarter of 2010 was ($10.0) million, after excluding negative inventory effects of ($6.5) million, compared to adjusted EBITDA in the first quarter of 2009 of $8.3 million, after excluding negative inventory effects of ($29.5) million. The average blended asphalt sales price increased 47.5% from $314.16 per ton in the first quarter of 2009 to $463.53 per ton in the first quarter of 2010 and the average non-blended asphalt sales price increased 169.8% from $123.73 per ton in the first quarter of 2009 to $333.82 per ton in the first quarter of 2010. The blended asphalt sales accounted for 89.1% of total asphalt sales in the first quarter of 2010.
     In our retail and branded marketing segment, retail fuel sales gallons increased by 15.6% from 28.3 million gallons in the first quarter of 2009 to 32.7 million gallons in the first quarter of 2010. Our branded fuel sales increased by 5.5% from 66.8 million gallons in the first quarter of 2009 to 70.5 million gallons in the first quarter of 2010.
     Alon also announced today that its Board of Directors has approved the regular quarterly cash dividend of $0.04 per share. The dividend is payable on June 15, 2010, to stockholders of record at the close of business on May 28, 2010.
     The Company has scheduled a conference call for Friday, May 7, 2010, at 10:00 a.m. Eastern, to discuss the first quarter 2010 results. To access the call, please dial 877-941-2332, or 480-629-9722, for international callers, and ask for the Alon USA Energy call at least 10 minutes prior to the start time. Investors may also listen to the conference live on the Alon corporate website, http://www.alonusa.com, by logging onto that site and clicking “Investors”. A telephonic replay of the conference call will be available through May 21, 2010, and may be accessed by calling 800-406-7325, or 303-590-3030, for international callers, and using the passcode 4280015#. A web cast archive will also be available at http://www.alonusa.com shortly after the call and will be accessible for approximately 90 days. For more information, please contact Donna Washburn at DRG&E at 713-529-6600 or email dmw@drg-e.com.
     Alon USA Energy, Inc., headquartered in Dallas, Texas, is an independent refiner and marketer of petroleum products, operating primarily in the South Central, Southwestern and Western regions of the United States. The Company owns four crude oil refineries in Texas, California, Louisiana and Oregon, with an aggregate crude oil throughput capacity of approximately 250,000 barrels per day. Alon is a leading producer of asphalt, which it markets through its asphalt terminals predominately in the Western United States. Alon is the largest 7-Eleven licensee in the United States and operates more than 300 convenience stores in Texas and New Mexico. Alon markets motor fuel products under the FINA brand at these locations and at approximately 625 distributor-serviced locations.
     Any statements in this press release that are not statements of historical fact are forward-looking statements. Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Additional information regarding these and other risks is contained in our filings with the Securities and Exchange Commission.
-Tables to follow-

ALON USA ENERGY, INC. AND SUBSIDIARIES CONSOLIDATED
EARNINGS RELEASE
RESULTS OF OPERATIONS — FINANCIAL DATA
(ALL INFORMATION IN THIS PRESS RELEASE, EXCEPT FOR BALANCE
SHEET DATA AS OF DECEMBER 31, 2009, IS UNAUDITED)

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales (1)	$579,313	$722,180
Operating costs and expenses:
Cost of sales	538,715	539,730
Direct operating expenses	61,444	68,864
Selling, general and administrative expenses (2)	31,807	31,915
Depreciation and amortization (3)	26,322	22,090

Total operating costs and expenses	658,288	662,599

Operating income (loss)	(78,975)	59,581
Interest expense (4)	(26,585)	(28,256)
Equity losses of investees	(103)	(3)
Other income, net (5)	14,204	257

Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(91,459)	31,579
Income tax expense (benefit)	(34,713)	10,995

Income (loss) before non-controlling interest in income (loss) of subsidiaries and accumulated dividends on preferred stock of subsidiary	(56,746)	20,584
Non-controlling interest in income (loss) of subsidiaries	(3,804)	1,083
Accumulated dividends on preferred stock of subsidiary	—	2,150

Net income (loss) available to common stockholders	$(52,942)	$17,351

Earnings (loss) per share, basic and diluted	$(0.98)	$0.37

Weighted average shares outstanding, basic (in thousands)	54,161	46,806

Cash dividends per share	$0.04	$0.04

CASH FLOW DATA:
Net cash provided by (used in):
Operating activities	$(40,979)	$119,527
Investing activities	(6,331)	(15,009)
Financing activities	14,433	(104,679)
OTHER DATA:
Adjusted net income (loss) available to common stockholders (6)	$(49,068)	$19,347
Earnings (loss) per share, excluding write-off of unamortized debt issuance costs, net of tax, and accumulated dividends on preferred stock of subsidiary (6)	$(0.91)	$0.41
Adjusted EBITDA (7)	(38,552)	81,925
Capital expenditures (8)	7,303	10,357
Capital expenditures to rebuild the Big Spring refinery	—	32,135
Capital expenditures for turnaround and chemical catalyst	10,009	7,363

	March 31,	December 31,
	2010	2009
BALANCE SHEET DATA (end of period):
Cash and cash equivalents	$7,560	$40,437
Working capital	29,198	84,257
Total assets	2,083,646	2,132,789
Total debt	954,616	937,024
Total equity	377,055	431,918

REFINING AND UNBRANDED MARKETING SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands, except per
	barrel data and pricing statistics)
STATEMENTS OF OPERATIONS DATA:
Net sales (9)	$483,040	$633,297
Operating costs and expenses:
Cost of sales	463,864	469,363
Direct operating expenses	50,352	58,371
Selling, general and administrative expenses	6,388	7,327
Depreciation and amortization	20,954	16,877

Total operating costs and expenses	541,558	551,938

Operating income (loss)	$(58,518)	$81,359

KEY OPERATING STATISTICS:
Total unbranded sales volume (bpd)	36,280	122,459
Per barrel of throughput:
Refinery operating margin — Big Spring (10)	$4.91	$13.63
Refinery operating margin — CA Refineries (10)	(0.42)	1.21
Refinery operating margin — Krotz Springs (10)	N/A	13.19
Refinery direct operating expenses — Big Spring (11)	6.57	3.60
Refinery direct operating expenses — CA Refineries (11)	8.82	5.84
Refinery direct operating expenses — Krotz Springs (11)	N/A	4.63
Capital expenditures	$6,312	$9,398
Capital expenditures to rebuild Big Spring refinery	—	32,135
Capital expenditures for turnaround and chemical catalyst	10,009	7,363

PRICING STATISTICS:
WTI crude oil (per barrel)	$78.75	$43.10
WTS crude oil (per barrel)	76.87	42.16
MAYA crude oil (per barrel)	69.84	38.58
Crack spreads (3/2/1) (per barrel):
Gulf Coast (12)	$7.09	$9.65
Group III (12)	6.75	9.72
West Coast (12)	10.12	17.92
Crack spreads (6/1/2/3) (per barrel):
West Coast (12)	$1.45	$6.21
Crack spreads (2/1/1) (per barrel):
Gulf Coast high sulfur diesel (12)	$6.25	$9.48
Crude oil differentials (per barrel):
WTI less WTS (13)	$1.88	$0.94
WTI less MAYA (13)	8.91	4.52
Product price (dollars per gallon):
Gulf Coast unleaded gasoline	$2.040	$1.218
Gulf Coast ultra low-sulfur diesel	2.052	1.331
Gulf Coast high sulfur diesel	2.008	1.285
Group III unleaded gasoline	2.036	1.232
Group III ultra low-sulfur diesel	2.035	1.309
West Coast LA CARBOB (unleaded gasoline)	2.136	1.505
West Coast LA ultra low-sulfur diesel	2.076	1.349
Natural gas (per MMBTU)	$4.99	$4.47

THROUGHPUT AND YIELD DATA:
BIG SPRING

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Sour crude	35,978	84.1	55,452	86.1
Sweet crude	5,258	12.3	7,864	12.2
Blendstocks	1,548	3.6	1,101	1.7

Total refinery throughput (14)	42,784	100.0	64,417	100.0

Refinery production:
Gasoline	20,618	48.9	28,265	44.9
Diesel/jet	13,743	32.6	21,737	34.5
Asphalt	2,359	5.6	5,228	8.3
Petrochemicals	2,021	4.8	3,026	4.8
Other	3,396	8.1	4,672	7.5

Total refinery production (15)	42,137	100.0	62,928	100.0

Refinery utilization (16)		64.8%		90.5%
THROUGHPUT AND YIELD DATA:
CALIFORNIA REFINERIES

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Sour crude	4,106	22.5	12,225	42.5
Heavy crude	13,740	75.2	16,498	57.4
Blendstocks	417	2.3	38	0.1

Total refinery throughput (14)	18,263	100.0	28,761	100.0

Refinery production:
Gasoline	2,469	14.0	3,266	11.5
Diesel/jet	3,370	19.1	6,215	22.0
Asphalt	6,163	34.9	8,735	30.9
Light unfinished	—	—	1,909	6.7
Heavy unfinished	5,259	29.8	7,796	27.6
Other	393	2.2	370	1.3

Total refinery production (15)	17,654	100.0	28,291	100.0

Refinery utilization (16)		24.6%		58.5%
THROUGHPUT AND YIELD DATA:
KROTZ SPRINGS

	For the Three Months Ended
	March 31,
	2010		2009
	bpd	%	bpd	%
Refinery throughput:
Light sweet crude	—	—	27,423	51.1
Heavy sweet crude	—	—	20,083	37.4
Blendstocks	—	—	6,206	11.5

Total refinery throughput (14)	—	—	53,712	100.0

Refinery production:
Gasoline	—	—	24,449	44.7
Diesel/jet	—	—	24,468	44.7
Heavy oils	—	—	887	1.6
Other	—	—	4,885	9.0

Total refinery production (15)	—	—	54,689	100.0

Refinery utilization (16)		N/A		57.2%

ASPHALT SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per ton data)
STATEMENTS OF OPERATIONS DATA:
Net sales	$67,141	$50,760
Operating costs and expenses:
Cost of sales (17)	71,445	60,233
Direct operating expenses	11,092	10,493
Selling, general and administrative expenses	1,066	1,154
Depreciation and amortization	1,717	1,698

Total operating costs and expenses	85,320	73,578

Operating loss	$(18,179)	$(22,818)

KEY OPERATING STATISTICS:
Blended asphalt sales volume (tons in thousands) (18)	129	147
Non-blended asphalt sales volume (tons in thousands) (19)	22	37
Blended asphalt sales price per ton (18)	$463.53	$314.16
Non-blended asphalt sales price per ton (19)	$333.82	$123.73
Asphalt margin per ton (20)	$(28.50)	$(51.48)
Capital expenditures	$179	$162
RETAIL AND BRANDED MARKETING SEGMENT

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per gallon data)
STATEMENTS OF OPERATIONS DATA:
Net sales (1)	$226,028	$167,470
Operating costs and expenses:
Cost of sales (17)	200,302	139,481
Selling, general and administrative expenses	24,165	23,244
Depreciation and amortization	3,420	3,368

Total operating costs and expenses	227,887	166,093

Operating income (loss)	$(1,859)	$1,377

KEY OPERATING STATISTICS:
Branded fuel sales (thousands of gallons) (21)	70,469	66,792
Branded fuel margin (cents per gallon) (21)	4.2	5.6
Number of stores (end of period)	308	306
Retail fuel sales (thousands of gallons)	32,714	28,283
Retail fuel sales (thousands of gallons per site per month)	35	31
Retail fuel margin (cents per gallon) (22)	9.0	14.2
Retail fuel sales price (dollars per gallon) (23)	$2.63	$1.87
Merchandise sales	$63,482	$63,053
Merchandise sales (per site per month)	69	69
Merchandise margin (24)	30.0%	31.7%
Capital expenditures	$397	$219

(1)	Includes excise taxes on sales by the retail and branded marketing segment of $12,786 and $11,044 for the three months ended March 31, 2010 and 2009, respectively. Net sales also include royalty and related net credit card fees of $773 and $266 for the three months ended March 31, 2010 and 2009, respectively.

(2)	Includes corporate headquarters selling, general and administrative expenses of $188 and $190 for the three months ended March 31, 2010 and 2009, respectively, which are not allocated to our three operating segments.

(3)	Includes corporate depreciation and amortization of $231 and $147 for the three months ended March 31, 2010 and 2009, respectively, which are not allocated to our three operating segments.

(4)	Interest expense of $26,585 for the three months ended March 31, 2010, includes a charge of $6,659 for the write-off of debt issuance costs associated with our prepayment of the Alon Refining Krotz Springs, Inc. revolving credit facility. Interest expense of $28,256 for the three months ended March 31, 2009 includes $5,715 related to the unwind of the heating oil crack spread hedge at the Krotz Springs refinery.

(5)	In the first quarter of 2010, Alon sold approximately two thirds of its investment in Holly Energy Partners for $22,760, resulting in a gain of $8,047. Subsequently, Alon marked-to-market its remaining investment, resulting in an unrealized gain of $6,291.

(6)	The following table provides a reconciliation of net income (loss) available to common stockholders under United States generally accepted accounting principles (“GAAP”) to adjusted net income (loss) available to common stockholders utilized in determining earnings (loss) per common share, excluding after-tax loss on write-off of unamortized debt issuance costs and accumulated dividends on preferred stock of subsidiary. Our management believes that the presentation of adjusted net income (loss) available to common stockholders and earnings (loss) per common share, excluding these items, is useful to investors because it provides a more meaningful measurement for evaluation of our Company’s operating results.

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands,
	except per share data)
Net income (loss) available to common stockholders	$(52,942)	$17,351
Plus: Write-off of unamortized debt issuance costs, net of tax	3,874	—
Plus: Accumulated dividends on preferred stock of subsidiary	—	1,996

Adjusted net income (loss) available to common stockholders	$(49,068)	$19,347

Weighted average shares outstanding (in thousands)	54,161	46,806

Earnings (loss) per share, excluding write-off of unamortized debt issuance costs, net of tax, and accumulated dividends on preferred stock of subsidiary	$(0.91)	$0.41

(7)	Adjusted EBITDA represents earnings before non-controlling interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization and gain on disposition of assets. Adjusted EBITDA is not a recognized measurement under GAAP; however, the amounts included in Adjusted EBITDA are derived from amounts included in our consolidated financial statements. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of non-controlling interest in income of subsidiaries, income tax expense, interest expense, gain on disposition of assets and the accounting effects of capital expenditures and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect the prior claim that non-controlling interest has on the income generated by non-wholly-owned subsidiaries;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles net income (loss) available to common stockholders to Adjusted EBITDA for the three months ended March 31, 2010 and 2009, respectively:

	For the Three Months Ended
	March 31,
	2010	2009
	(dollars in thousands)
Net income (loss) available to common stockholders	$(52,942)	$17,351
Non-controlling interest in income (loss) of subsidiaries (including accumulated dividends on preferred stock of subsidiary)	(3,804)	3,233
Income tax expense (benefit)	(34,713)	10,995
Interest expense	26,585	28,256
Depreciation and amortization	26,322	22,090

Adjusted EBITDA	$(38,552)	$81,925

(8)	Includes corporate capital expenditures of $415 and $578 for the three months ended March 31, 2010 and 2009, respectively, which are not allocated to our three operating segments.

(9)	Net sales include intersegment sales to our asphalt and retail and branded marketing segments at prices which approximate wholesale market price. These intersegment sales are eliminated through consolidation of our financial statements.

(10)	Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales (exclusive of substantial unrealized hedge positions) attributable to each refinery by the refinery’s throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margins to these crack spreads to assess our operating performance relative to other participants in our industry. There were unrealized hedging gains of $18,026 for the Krotz Springs refinery for the three months ended March 31, 2009.

(11)	Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses at our Big Spring, California, and Krotz Springs refineries, exclusive of depreciation and amortization, by the applicable refinery’s total throughput volumes.

(12)	A 3/2/1 crack spread in a given region is calculated assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel. We calculate the Gulf Coast 3/2/1 crack spread using the market values of Gulf Coast conventional gasoline and ultra low-sulfur diesel and the market value of West Texas Intermediate, or WTI, a light sweet crude oil. We calculate the Group III 3/2/1 crack spread using the market values of Group III conventional gasoline and ultra low-sulfur diesel and the market value of WTI crude oil. We calculate the West Coast 3/2/1 crack spread using the market values of West Coast LA CARBOB pipeline gasoline and LA ultra low-sulfur pipeline diesel and the market value of WTI crude oil. A 6/1/2/3 crack spread is calculated assuming that six barrels of a benchmark crude oil are converted, or cracked, into one barrel of gasoline, two barrels of diesel and three barrels of fuel oil. We calculate the West Coast 6/1/2/3 crack spread using the market values of West Coast

LA CARBOB pipeline gasoline, LA ultra low-sulfur pipeline diesel, LA 380 pipeline CST (fuel oil) and the market value of WTI crude oil. A 2/1/1 crack spread in a given region is calculated assuming that two barrels of a benchmark crude oil are converted, or cracked, into one barrel of gasoline and one barrel of diesel. We calculate the Gulf Coast 2/1/1 crack spread using the market values of Gulf Coast conventional gasoline and high sulfur diesel and the market value of WTI crude oil.

(13)	The WTI/WTS, or sweet/sour, spread represents the differential between the average value per barrel of WTI crude oil and the average value per barrel of WTS crude oil. The WTI/Maya, or light/heavy, spread represents the differential between the average value per barrel of WTI crude oil and the average value per barrel of Maya crude oil.

(14)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(15)	Total refinery production represents the barrels per day of various products produced from processing crude and other refinery feedstocks through the crude units and other conversion units at the refinery.

(16)	Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds.

(17)	Cost of sales includes intersegment purchases of asphalt blends and motor fuels from our refining and unbranded marketing segment at prices which approximate wholesale market prices. These intersegment purchases are eliminated through consolidation of our financial statements.

(18)	Blended asphalt represents base asphalt that has been blended with other materials necessary to sell the asphalt as a finished product.

(19)	Non-blended asphalt represents base material asphalt and other components that require additional blending before being sold as a finished product.

(20)	Asphalt margin is a per ton measurement calculated by dividing the margin between net sales and cost of sales by the total sales volume. Asphalt margins are used in the asphalt industry to measure operating results related to asphalt sales.

(21)	Marketing sales volume represents branded fuel sales to our wholesale marketing customers that are primarily supplied by the Big Spring refinery. The branded fuels that are not supplied by the Big Spring refinery are obtained from third-party suppliers. The marketing margin represents the margin between the net sales and cost of sales attributable to our branded fuel sales volume, expressed on a cents-per-gallon basis.

(22)	Retail fuel margin represents the difference between motor fuel sales revenue and the net cost of purchased motor fuel, including transportation costs and associated motor fuel taxes, expressed on a cents-per-gallon basis. Motor fuel margins are frequently used in the retail industry to measure operating results related to motor fuel sales.

(23)	Retail fuel sales price per gallon represents the average sales price for motor fuels sold through our retail convenience stores.

(24)	Merchandise margin represents the difference between merchandise sales revenues and the delivered cost of merchandise purchases, net of rebates and commissions, expressed as a percentage of merchandise sales revenues. Merchandise margins, also referred to as in-store margins, are commonly used in the retail convenience store industry to measure in-store, or non-fuel, operating results.